                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   Form 11-K


          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1995

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _______________________ to ____________________

Commission file number 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. Heinz Company
            (Name of Issuer of securities held pursuant to the Plan)



                     600 Grant Street Pittsburgh, PA  15219
         (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements and supplemental schedule are attached hereto:

1. Report of Independent Accountants dated May 31, 1996 of Coopers & Lybrand L.L.P. for the Plan financial statements

2. Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995 and 1994

4. Notes to Financial Statements

5. Supplemental schedule of Assets Held for Investment Purposes as of December 31, 1995.

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 21, 1996 is filed herein.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                     By:           /s/ George C. Greer
                                         .......................................

                                                George C. Greer, Chairman


June 21,  1996

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

   We have audited the accompanying statements of net assets available for plan benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the H. J. Heinz Company SAVER Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ Coopers & Lybrand L.L.P.

                                             COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
May 31, 1996

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           as of December 31, 1995

                                             H. J. Heinz Co.  Magellan   Retirement Gov't  Retirement   Equity-Income  Puritan
                                               Stock Fund       Fund       Money Market    Growth Fund      Fund         Fund
                                             --------------   --------   ----------------  -----------  -------------  -------
Assets:

  Investment in Master Trust  (Note 8)       $10,800,974       $3,163,714   $11,363,865     $1,595,503    $1,479,449    $1,398,077

  Investment                                           -                -             -              -             -             -

  Investment income receivable:
    Dividends                                     82,675                -             -              -             -             -
    Interest                                       1,086               87        49,949             39            28            29
                                              ----------     ------------   -----------     ----------    ----------    ----------
      Total investment income receivable          83,761               87        49,949             39            28            29
                                              ----------     ------------   -----------     ----------    ----------    ----------

  Contributions receivable:
    Employee                                      91,414           57,582       210,872         24,436        20,181       30,297
    Employer                                     215,135           25,089       136,709         11,732        11,880       12,961
                                              ----------     ------------   -----------     ----------    ----------    ----------
      Total contributions receivable             306,549           82,671       347,581         36,168        32,061       43,258
                                              ----------     ------------   -----------     ----------    ----------    ----------

  Participant Loan Repayments                        737              792           735            288           314          373
                                              ----------     ------------   -----------     ----------    ----------    ----------

      Total Assets                            11,192,021        3,247,264    11,762,130      1,631,998     1,511,852    1,441,737
                                              ----------     ------------   -----------     ----------    ----------    ----------


Net Assets Available for Plan Benefits       $11,192,021       $3,247,264   $11,762,130     $1,631,998     $1,511,852  $1,441,737
                                             ===========      ===========    ==========      =========     ==========   =========


                                                         Intermediate   Overseas   Participants'
                                                          Bond Fund       Fund        Loans           Total
                                                         ----------     --------   -------------      -----
Assets:

  Investment in Master Trust  (Note 8)                   $854,035       $337,439              -     $30,993,056

  Investment                                                    -              -        $ 54,188         54,188

  Investment income receivable:
    Dividends                                               4,666              -               -         87,341
    Interest                                                   10              6               -         51,234
                                                         --------      ---------        ---------     ----------

      Total investment income receivable                    4,676              6               -        138,575
                                                         --------      ---------        ---------     ----------

  Contributions receivable:
    Employee                                               10,973          9,552               -         455,307
    Employer                                                7,936          4,706               -         426,148
                                                         --------      ---------        ---------     ----------
      Total contributions receivable                       18,909         14,258               -         881,455
                                                         --------      ---------        ---------     ----------

  Participant Loan Repayments                                  92            105           (3,436)             -
                                                         --------      ---------        ---------     ----------

      Total Assets                                        877,712        351,808           50,752     32,067,274
                                                         --------      ---------        ---------     ----------


Net Assets Available for Plan Benefits                   $877,712       $351,808         $ 50,752    $32,067,274
                                                         ========      =========        =========     ==========


   The accompanying notes are an integral part of the financial statements.

                                             H. J. HEINZ COMPANY
                                                  SAVER PLAN
                           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           as of December 31, 1994

                                              H. J. Heinz Co.  Magellan   Retirement Gov't  Retirement   Equity-Income  Puritan
                                                Stock Fund       Fund       Money Market    Growth Fund      Fund         Fund
                                              --------------   --------   ----------------  -----------  -------------  -------
Assets:

  Investment in Master Trust  (Note 8)        $5,557,100       $1,633,829    $7,022,878       $947,745      $859,250     $746,955

  Investment                                           -                -             -              -             -            -

  Investment income receivable:
    Dividends                                     54,123                -             -              -             -            -
    Interest and other                               437                -        33,273              -             -            -
                                              ----------     ------------   -----------     ----------    ----------    ----------
      Total investment income receivable          54,560                -        33,273              -             -            -
                                              ----------     ------------   -----------     ----------    ----------    ----------

  Contributions receivable:
    Employee                                      47,029           27,868       111,118         12,261        11,331       13,817
    Employer                                     123,930           21,056       154,254          9,850         9,907       12,179
                                              ----------     ------------   -----------     ----------    ----------    ----------
      Total contributions receivable             170,959           48,924       265,372         22,111        21,238       25,996
                                              ----------     ------------   -----------     ----------    ----------    ----------

  Participant Loan Repayments                      1,198            1,601         1,741            463           834          952
                                              ----------     ------------   -----------     ----------    ----------    ----------

      Total Assets                             5,783,817        1,684,354     7,323,264        970,319       881,322      773,903
                                              ----------     ------------   -----------     ----------    ----------    ----------


Net Assets Available for Plan Benefits        $5,783,817       $1,684,354    $7,323,264       $970,319      $881,322     $773,903
                                               =========      ===========    ==========      =========     ==========   =========


                                                         Intermediate   Overseas   Participants'
                                                          Bond Fund       Fund        Loans           Total
                                                         ----------     --------   -------------      -----
Assets:

  Investment in Master Trust  (Note 8)                   $575,267       $190,061              -     $17,533,085

  Investment                                                    -              -        $109,814        109,814

  Investment income receivable:
    Dividends                                                   -              -               -         54,123
    Interest and other                                      3,257              -               -         36,967
                                                         --------      ---------        ---------     ----------
      Total investment income receivable                    3,257              -               -         91,090
                                                         --------      ---------        ---------     ----------

  Contributions receivable:
    Employee                                                7,413          4,783               -         235,620
    Employer                                                8,347          4,147               -         343,670
                                                         --------      ---------        ---------     ----------
      Total contributions receivable                       15,760          8,930               -         579,290
                                                         --------      ---------        ---------     ----------

  Participant Loan Repayments                                 371            167           (7,327)             -
                                                         --------      ---------        ---------     ----------

      Total Assets                                        594,655        199,158          102,487     18,313,279
                                                         --------      ---------        ---------     ----------


Net Assets Available for Plan Benefits                   $594,655       $199,158         $102,487    $18,313,279
                                                         ========      =========        =========     ==========

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1995

                                              H. J. Heinz Co.   Magellan  Retirement Gov't.   Retirement    Equity-Income Puritan
                                               Stock Fund         Fund     Money Market       Growth Fund       Fund        Fund
                                              -------------    ----------  -------------      -----------  - ----------- -----------
Net change in Investment in Master Trust        $2,636,715      $788,839     $258,045          $276,607     $332,383      $194,384
                   (Note 8)
Additions:

  Participant contributions                      1,032,172       591,339    2,674,740           276,046      231,355       336,327
  Employer contributions, net                    2,458,072       392,914    2,753,313           166,475      160,329       194,200
  Transfer for Loan Repayments                      11,652        13,109       13,804             4,456        5,688         6,668
                                              -------------    ---------- -----------        ----------    ---------    ----------

      Total additions                            3,501,896       997,362    5,441,857           446,977      397,372       537,195
                                              -------------    ---------- -----------        ----------    ---------    ----------

Deductions:
  Withdrawals                                      730,407       223,291    1,261,036            61,905       99,225        63,745
                                              -------------    ---------- -----------        ----------    ---------    ----------


      Total deductions                             730,407       223,291    1,261,036            61,905       99,225        63,745
                                              -------------    ---------- -----------        ----------    ---------    ----------



Net increase (decrease) in net assets
  available for plan benefits for the year       5,408,204     1,562,910    4,438,866           661,679      630,530       667,834

Net assets available for plan benefits at
  the beginning of the year                      5,783,817     1,684,354    7,323,264           970,319      881,322       773,903
                                              ------------    ----------  -----------        ----------    ---------    ----------

Net assets available for plan benefits at
  the end of the year                          $11,192,021    $3,247,264  $11,762,130          $1,631,998 $  1,511,852  $1,441,737
                                              =============   ==========  ===========          ========== ============  ==========



                                              Intermediate      Overseas     Participants'
                                                Bond Fund         Fund          Loans            Total
                                               ---------      ----------     ----------      -------------
Net change in Investment in Master Trust       $87,888         ($8,123)               -        $4,566,738
                   (Note 8)
Additions:

  Participant contributions                    132,875         112,092                -         5,386,946
  Employer contributions, net                  116,974          59,791                -         6,302,068
  Transfer for Loan Repayments                   2,771           1,770          ($59,918)               -
                                             ---------        --------         ---------     ------------

      Total additions                          252,620         173,653           (59,918)      11,689,014
                                             ---------        --------         ---------     ------------

Deductions:
  Withdrawals                                   57,451          12,880            (8,183)       2,501,757
                                             ---------        --------         ---------     ------------


      Total deductions                          57,451          12,880            (8,183)       2,501,757
                                             ---------        --------         ---------     ------------



Net increase (decrease) in net assets
  available for plan benefits for the year     283,057         152,650           (51,735)      13,753,995

Net assets available for plan benefits at
  the beginning of the year                    594,655         199,158           102,487       18,313,279
                                             ---------        --------         ---------     ------------

Net assets available for plan benefits at
  the end of the year                         $877,712        $351,808           $50,752      $32,067,274
                                             =========        ========         =========      ===========

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                  SAVER PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1994


                                            H. J. Heinz Co.    Magellan     Retirement Gov't  Retirement    Equity-Income  Puritan
                                              Stock Fund         Fund         Money Market     Growth Fund       Fund       Fund
                                              -----------    ------------    --------------- -------------   ----------- ----------
Net change in Investment in Master Trust        $275,271       ($102,288)      $421,821         ($9,317)       ($40,084)     $8,712
                   (Note 8)
Additions:

  Participant contributions                      739,251         339,217      1,126,900         137,587         150,736     171,636
  Employer contributions, net                  1,141,739         289,623      1,800,470         130,710         124,819     138,582
  Transfer for Loan Repayments                    16,956          21,452         27,545           7,848          10,591      11,134
                                              -----------     ----------      ---------       ---------        --------     -------

      Total additions                          1,897,946         650,292      2,954,915         276,145         286,146     321,352
                                              -----------     ----------      ---------       ---------        --------     -------

Deductions:
  Withdrawals                                    529,903         164,874        757,756          90,327          59,529      70,186
                                              -----------     ----------      ---------       ---------        --------     -------


      Total deductions                           529,903         164,874        757,756          90,327          59,529      70,186
                                              -----------     ----------      ---------       ---------        --------     -------



Net increase (decrease) in net assets
  available for plan benefits for the year     1,643,314         383,130      2,618,980         176,501         186,533     259,878

Net assets available for plan benefits at
  the beginning of the year                    4,140,503       1,301,224      4,704,284         793,818         694,789     514,025
                                              -----------     ----------      ---------       ---------        --------    --------

Net assets available for plan benefits at
  the end of the year                         $5,783,817      $1,684,354     $7,323,264        $970,319        $881,322    $773,903
                                              ==========     ===========     ==========       =========        ========    ========


                                               Intermediate Overseas    Participants'
                                                Bond Fund     Fund         Loans        Total
                                               ----------  ----------    --------   ------------
Net change in Investment in Master Trust       ($32,114)    $26,416             -      $548,417
                   (Note 8)
Additions:

  Participant contributions                     113,277      39,665             -     2,818,269
  Employer contributions, net                   100,847      45,665             -     3,772,455
  Transfer for Loan Repayments                    5,507       2,290     ($103,323)            -
                                              ---------  ----------     ---------   -----------

      Total additions                           219,631      87,620      (103,323)    6,590,724
                                              ---------  ----------     ---------   -----------

Deductions:
  Withdrawals                                    62,949       9,983        15,261     1,760,768
                                              ---------  ----------     ---------   -----------


      Total deductions                           62,949       9,983        15,261     1,760,768
                                              ---------  ----------     ---------   -----------



Net increase (decrease) in net assets
  available for plan benefits for the year      124,568     104,053      (118,584)    5,378,373

Net assets available for plan benefits at
  the beginning of the year                     470,087      95,105       221,071    12,934,906
                                              ---------  ----------     ---------   -----------

Net assets available for plan benefits at
  the end of the year                          $594,655    $199,158      $102,487   $18,313,279
                                               ========    ========      ========   ===========

   The accompanying notes are an integral part of the financial statements.

                          H. J. HEINZ COMPANY SAVER PLAN
                         Notes to Financial Statements

(1) Plan Description:

   The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for the age-related company contribution account, which is explained in detail below.

      General

   The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of the affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

   The Board of Directors has designated Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan effective February 8, 1994. Bankers Trust Company had acted as trustee ("Former Trustee") under the Plan until February 7, 1994.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The plan provides for various investment options as described in note (4). Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      Contributions

   Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contributions may not exceed 12% and 10%, respectively, of their earnings. The total of a participants tax deferred plus after tax contributions may not exceed 12% of their earnings. A participant may make contributions, in whole percentages, of not less than 1% of their earnings.

   Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $9,240 in 1995 and 1994. The 1996 IRS limit is
   $9,500.   A participant affected by these limitations will be given timely notification by the Committee.

                        H. J. HEINZ COMPANY SAVER PLAN
                  Notes to Financial Statements (Continued)


      Contributions (continued)

   At the discretion of the Board of Directors, the Company or any participating affiliated company will contribute in the form of company stock, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 10 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

   The determination of the amount of such contribution is made by the Board of Directors of the Company after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants.

   For the years ended December 31, 1995 and 1994, the matching contribution amounts at various divisions or plants of divisions ranged from 12 cents to $1.00 for each tax deferred dollar up to 6% of participants earnings.

   Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which they are approved by the Committee. The supplemental contributions were $1,088,619 for the year ended December 31, 1995 and $830,498 for the year ended December 31, 1994.

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds stated in note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participants contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for their tax deferred contributions; after tax account, which will be maintained for their after tax contributions; and rollover account, which will be maintained for their rollover contributions, will be fully vested at all times.

   A participant's matching account (which will be maintained for the Company's matching contributions), will be fully vested upon the completion of 3 years of service, attainment of age 65, disability, or death. Participants will be vested in the value of their CCA contributions and supplemental contributions upon the occurrence of any of the following events: completion of 5 years of service, attainment of age 65, disability, or death.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

      Withdrawals

   A participant may elect to withdraw from their after tax or rollover account up to 100% of his account balance.

   A participant's tax deferred contributions will be available for withdrawal if:

      (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service (IRS), or

      (b) The participant has attained age 59 1/2.

   A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

   A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of services, shall receive a lump sum equal to the value of their vested account.

      Loans

   The granting of participant loans is prohibited by the Plan; however, the Plan accepted the existing participant loans from merged plans in 1993 (also see note 7). The interest rates for all outstanding loans for the years ended December 31, 1995 and 1994 ranged from 6.1% to 11.0%.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

      Termination

   In accordance with the procedures set forth in the Plan, the Company may terminate the Plan at any time in whole or in part. To the extent permitted under Section 401(k) of the Internal Revenue Code and the regulations thereunder, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the Trust Fund will be liquidated unless the Plan is continued by a successor to the Company in accordance with the Plan. If the Plan is completely or partially terminated, the accounts of all participants affected thereby will become fully vested and nonforfeitable to the extent funded. Currently, the Company has no intention of terminating the Plan.

      Administration Expenses

   All expenses of the Plan including record-keeping fees, administrative charges, professional fees, and Trustee fees for the years ended December 31, 1995 and 1994 were paid by the Company.

                          H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

(2) Summary of Significant Accounting Policies:
   .
      Investment Valuation

   The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

   Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

   Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

   Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) Federal Income Taxes:

   The IRS has made a determination that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

   The IRS will be requested to review the Plan amendments made since the determination letter was granted. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

   Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.


(4) Investment Programs:

   Participants may direct the investment of their tax deferred and after tax contributions, in multiples of 1%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows.

      The H. J. Heinz Company Stock Fund consists of common stock of the
      Company.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential.

      The assets of the Retirement Government Money Market Fund are invested in short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements collateralized by
      U. S. Government obligations.

      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

      The assets of the Equity-Income Fund are invested primarily in common stocks, but are also invested in preferred stocks, corporate bonds and convertible securities.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      The Overseas Fund is an aggressive growth fund which seeks long-term capital appreciation, primarily through investments in foreign securities.

   The Magellan, Retirement Government Money Market, Retirement Growth, Equity-Income, Puritan, Intermediate Bond, and Overseas Funds are managed by Fidelity Management and Research Company.


(5) Net Asset Value per Unit:

   Beginning in February 1994, the interests of Plan participants are accounted for under a unit method. The corresponding market values are calculated using the previous days units and current days unit value. The number of units in each fund and the net asset value per unit are as follows:


                                      December 31, 1995             December 31, 1994
                                    ---------------------        ------------------------
                                                Value per                     Value per
                                      Units       Unit             Units         Unit
                                    ----------  ---------        ---------    -----------
  H. J. Heinz Co. Stock Fund......   7,278,943     $1.495        5,223,608       $1.074
  Retirement Gov't. Money Market    10,388,943     $1.099        6,787,141       $1.040
  Intermediate Bond Fund..........     776,943     $1.105          590,276       $ .980
  Puritan Fund....................   1,130,887     $1.236          733,864       $1.018
  Equity-Income Fund..............   1,119,725     $1.321          857,165       $1.002
  Magellan Fund...................   2,354,992     $1.343        1,663,979       $ .982
  Retirement Growth Fund..........   1,283,046     $1.244          947,176       $1.001
  Overseas Fund...................     305,404     $1.105          187,576       $1.013


(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $106,176 for the year ended December 31, 1995 and $78,762 for the year ended December 31, 1994.

(7) Mergers:

    On June 13, 1995, the Board approved the transfer of certain assets and liabilities of the Tasty Frozen Products 401(k) Plan which are attributable to hourly employees into the Plan effective June 30, 1995. The transfer of assets amounted to approximately $195,000 and is reflected in participant contributions.

                          H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)

(7) Mergers: (continued)

   On April 11, 1995, the Board approved an amendment to the plan to grant participation of certain employees of The Quaker Oats Company and All American Gourmet Company. Company contributions were made from the date of acquisition of these companies. Pre-participation service was granted to these employees for vesting purposes.

   On April 11, 1995, the Board approved the adoption of the Plan by the U.S. corporations and affiliates of Heinz Bakery Products on behalf of their non-union hourly employees.

   On February 28, 1994, the Board approved that the assets and liabilities of the Bargaining Unit Employees Savings Plan be merged into and succeeded by the Plan effective as of January 1, 1994. The participants accounts held under the Bargaining Unit Employees Savings Plan were transferred to the Plan to be held subject to the provisions of the Plan. The transfer of assets amounted to approximately $90,000 and is reflected in the change in investment in master trust.

   On May 16, 1994, certain employees of Borden, Inc. became employees of
   Portion Pac, Inc. at which   time they became eligible for participation in
   the Plan. On September 23, 1994, the Company granted pre-participation service for vesting purposes to the former Borden employees now participating in the Plan. Effective May 16, 1994, the benefits under the Plan were extended to certain eligible hourly employees of Portion-Pac who are employed at the Chatsworth, California facility.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8)  Master Trust:

   In February of 1994, the Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains accounts to record the pro rata share of each participating plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

   The following table presents the Master Trust information for the Plan.


                                                                December 31, 1995
                             ---------------------------------------------------------------------------------------
                                                                                                          SAVER Plan
                                                                                                        Percentage of
                                                                                                Net       Interest
                               Fair Value of                                                 Change in      in the
                               Investment of                  Investment  Income              the Fair      Master
                               Master Trust               Dividends            Interest        Value        Trust
                             ---------------           --------------        -----------   ------------ ------------
H. J. Heinz Co.
 Stock Fund                  $   190,346,778           $    5,741,208        $    97,109   $ 49,699,783         5.72%

GIC Group
 Trust Fund                        8,764,836                        -            521,228         93,186            -

Magellan Fund                     47,107,694                2,671,740                  -     13,341,534         6.72%

Retirement Gov't
 Money Market                     31,361,409                        -          1,363,678      1,483,352        36.39%

Retirement
 Growth Fund                      20,031,315                1,876,802                  -      4,236,785         7.97%

Equity-Income
 Fund                             16,904,363                  872,984                  -      6,167,811         8.75%

Puritan Fund                      24,562,632                1,219,598                  -      4,749,749         5.69%

Intermediate
 Bond Fund                         8,678,410                  477,244                  -      1,137,970         9.89%

Asset Manager
 Growth Fund                       1,949,636                   29,050                  -         93,817            -

Asset Manager
 Income Fund                         287,936                    9,488                  -        129,067            -

Asset Manager
 Fund                              1,685,378                   47,165                  -        (11,880)           -

Overseas Fund                      5,134,990                  116,705                  -       (318,970)        6.57%

                             ---------------           --------------        -----------   -------------    --------
Total Master Trust           $   356,815,377           $   13,061,984        $ 1,982,015   $ 80,802,204         8.72%
                             ===============           ==============        ===========   =============    ========


                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


(8)  Master Trust (continued):

                                                                     December 31, 1994
                             ----------------------------------------------------------------------------------------------
                                                                                                               SAVER Plan
                               Fair Value of                                                     Net         Percentage of
                               Investment of          Investment  Income                    Change in       Interest in the
                               Master Trust     Dividends               Interest          the Fair Value     Master Trust
                             ---------------   ------------        -------------------   ----------------   ---------------
H. J. Heinz Co.
 Stock Fund                  $   143,205,971   $  5,257,717        $            51,747   $      4,605,953              3.92%

GIC Group
 Trust Fund                        8,193,285              -                    363,062          2,307,732                 -

Magellan Fund                     27,559,136      1,073,737                          -         (1,790,724)             5.93%

Retirement Gov't
 Money Market                     20,135,076              -                    627,211          1,113,986             34.88%

Retirement
 Growth Fund                      12,836,665      1,241,168                          -            197,898              7.38%

Equity-Income
 Fund                              8,587,688        800,233                          -            (72,086)            10.01%

Puritan Fund                      16,513,195      1,213,761                          -          1,764,061              4.52%

Intermediate
 Bond Fund                         6,396,773        431,272                          -         (1,110,613)             8.99%

Asset Manager
 Growth Fund                       1,282,079         34,220                          -            308,071                 -

Asset Manager
 Income Fund                          92,344          5,626                          -             10,846                 -

Asset Manager
 Fund                              1,380,270         48,729                          -            180,528                 -

Overseas Fund                      4,606,965         79,264                          -          1,563,569              4.13%

Total
                             ---------------   ------------        -------------------   ----------------           --------
Master Trust                 $   250,789,447   $ 10,185,727        $         1,042,020   $      9,079,221              7.01%
                             ===============   ============        ===================    ===============           ========

(9) Form 5500 Reconciliation:

  In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for plan benefits. Payments due to participants as of December 31, 1995 and 1994 were $543,413 and $78,906 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                              H. J. Heinz Company

                                  SAVER Plan

                         EIN # 25-0542520;  Plan  011

          Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1995

                                       (c) Description of investment including
       (b) Identity of issue, borrower    maturity date, rate of interest,                      (e) Market
 (a)    lessor, or similar party          collateral, par or maturity value        (d) Cost        Value
- -----  ------------------------------- ---------------------------------------    ------------   ------------


*       H. J. Heinz Company            Participants' Loans                           $50,752        $50,752
                                       Interest Rate, 6.10% - 11.0%

                                 EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 21, 1996 is filed herein.